FIRST AMENDMENT TO REAL ESTATE PURCHASE AND SALE AGREEMENT

THIS FIRST AMENDMENT TO REAL ESTATE PURCHASE AND SALE AGREEMENT (this "*First Amendment*") is entered into effective as of April 26, 2016 (the "*Effective Date*") by and between **MARKET PLACE BOULEVARD, IRVING, LLC,** a Delaware limited liability company ("*Seller*") and **HARTMAN XX LIMITED PARTNERSHIP,** a Texas limited partnership ("*Buyer*").

RECITALS:

A. **WHEREAS,** Seller and Buyer entered into that certain Real Estate Purchase and Sale Agreement dated effective April 24, 2016 (the "*Agreement*") for the sale and purchase of that certain real property and improvements located thereon in Irving, Texas, as more particularly described in the Agreement (the "*Property*"); and

B. **WHEREAS,** Seller and Buyer desire to amend the Agreement pursuant to the terms and conditions of this First Amendment.

NOW THEREFORE, in consideration of Ten and No/100 Dollars ($10.00) and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Buyer agree as follows (capitalized terms used herein having the same meaning as defined in the Agreement unless otherwise specified herein):

1. Purchase Price. Notwithstanding anything in the Agreement to the contrary, the parties hereby acknowledge and agree (subject to the terms of this First Amendment) that the Purchase Price shall be Twenty-One Million Six Hundred Thirty-Eight Thousand and No/100 Dollars ($21,638,000.00).

2. Closing Date. Section 7(b) of the Agreement is hereby superseded and replaced with the following:

> "The Closing hereunder shall be held and delivery of all items to be made at the Closing shall be made at the offices of Title Company on or before 3:00 p.m. (Central Time) on June 1, 2016 (the **"Scheduled Closing Date"**). Notwithstanding the foregoing, in the event that Closing does not occur due to (i) a breach of Section 5(b) of this Agreement by Buyer or (ii) for whatever reason, the funds necessary to pay the existing debt secured by the Property are not received by Seller's lender on the Scheduled Closing Date (even if received and held by the Title Company), the Scheduled Closing Date shall be extended to on or before June 13, 2016; provided, however, in such event the Purchase Price will be automatically increased by Thirty Thousand and No/100 Dollars ($30,000)."

3. Amendment to Agreement. The parties acknowledge and agree that the Agreement has not been amended or modified in any respect, other than by this First Amendment, and there are no other agreements of any kind currently in force and effect between the parties with respect

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to the Property. The term "Agreement" shall mean the Agreement as so amended, unless the context requires otherwise.

4.   Counterparts. This First Amendment may be executed in multiple counterparts, and by the parties hereto on separate counterparts, each of which shall be deemed to be an original, and all of which together shall constitute but one agreement.

5.   Entire Agreement. This First Amendment sets forth all covenants, agreements and understandings among the parties with respect to the subject matter hereof and there are no other covenants, conditions or understandings, either written or oral, between the parties hereto pertaining to the subject matter hereof except as set forth in this First Amendment.

6.   Full Force and Effect. Except as expressly amended hereby, all other items and provisions of the Agreement, as amended, remain unchanged and continue to be in full force and effect.

7.   Conflicts. The terms of this First Amendment shall control over any conflicts between the terms of the Agreement and the terms of this First Amendment.

8.   Electronic Transmission of Signatures. The use of electronically transmitted signatures, whether by telecopy and/or email, in place of original signatures on this First Amendment is expressly allowed. Buyer and Seller intend to be bound by the signatures on such electronically transmitted document, are aware that the other party will rely on the electronically transmitted signatures, and hereby waive any defenses to the enforcement of the terms of this First Amendment based on the use of electronically transmitted signatures (whether by telecopy and/or email) of this First Amendment.

[Signature Page Follows]

EXECUTED by the Seller and Buyer to be effective as of the Effective Date.

SELLER:

MARKET PLACE BOULEVARD, IRVING, LLC, a Delaware limited liability company

By: _____

Randy A. Simmons, Special Manager of a Majority of the Members

BUYER:

HARTMAN XX LIMITED PARTNERSHIP, a Texas limited partnership

By: Hartman XX REIT GP, LLC, a Texas limited liability company, its sole general partner

      By: _____

      Allen R. Hartman, President

[Signature Page to First Amendment to
Real Estate Purchase and Sale Agreement]